Exhibit 6

Vintage Capital Management Sends Letter to Aaron’s Independent Directors

Orlando, FL – March 28, 2014 – Vintage Capital Management, LLC (together with its affiliates, “VCM”), the second largest shareholder of Aaron’s, Inc. (NYSE: AAN), today announced that it has delivered a letter to the independent directors of Aaron’s. In the letter, VCM appeals to Aaron’s Board of Directors to immediately correct Aaron’s illegal board structure and improve other governance failings. In addition, VCM strongly questions the business justification for shifting $7.5 million of annual costs from franchisees to Aaron’s shareholders, as this latest entrenchment action does nothing to fix Aaron’s business. Finally, the letter notes the comments of Aaron’s director John Schuerholz, who recently spoke to Aaron’s senior leaders on the topic of turning around a losing team.

The full text of the letter follows:

March 28, 2014

Aaron’s, Inc.

309 East Paces Ferry Road, N.E.

Atlanta, GA 30305-2377

Attn: Ray M. Robinson, Lead Director

Dear Independent Members of the Board of Directors of Aaron’s, Inc.:

On March 26, 2014, Aaron’s announced that its Board of Directors had adopted majority voting for directors in uncontested elections. This token step only highlights the substantial problems with Aaron’s governance practices and further demonstrates the need for change at Aaron’s.

As we have made clear in prior letters, Aaron’s governance failings go far beyond a lack of majority voting in uncontested director elections. For example, Aaron’s continues to have a “staggered board” despite the well-established and documented trend in favor of declassifying boards so that all directors are accountable to shareholders each year. This is for a simple reason: numerous studies have documented that staggered boards result in lower firm value. See Lucian A. Bebchuk & Alma Cohen, The Costs of Entrenched Boards, 78 Journal of Financial Economics 409 (2005); Olubunmi Faleye, Classified Boards, Firm Value, and Managerial Entrenchment, 83 Journal of Financial Economics 501 (2007).

Not content with just having a staggered board, Aaron’s has contrived a board structure that is actually illegal. Contrary to Georgia law and Aaron’s own bylaws, both of which clearly state that board classes should be divided as evenly as possible, Aaron’s nine member board is composed of one class of two directors, one class of three directors and one class of four directors. Having the three classes divided in this way is both illegal and illogical. The Board should immediately rebalance itself so that there are the same number of directors in each class. And if the Board was truly committed to acting in the best interests of shareholders, it should go one step further and give shareholders a binding opportunity to remove the staggered board at this year’s annual meeting.

We believe that Aaron’s governance problems have only served to perpetuate the larger business issues facing the company. For example, we recently noted that Aaron’s has engaged in another tactic that can only be described as a short-term desperation effort to buy the support of certain constituencies at the expense of shareholders and the long-term health of the company’s business. We are, of course, referring to the decision announced this week—which we can only assume had the support of the Board of Directors given its financial impact—to suspend the $800 per month advertising fee charged to franchisees, with Aaron’s and its shareholders now bearing these costs. With 781 franchised stores, this decision shifts $7.5 million of annual costs from the franchisees directly to Aaron’s shareholders. What is this other than a bribe to muzzle the open revolt in Aaron’s franchise community? Yet again, Aaron’s shareholders are being forced to pay for management’s mistakes, which have resulted in tens of thousands of customer losses in 2014 alone at a cost to Aaron’s, its franchisees and its shareholders of tens of millions of dollars. Perhaps we could understand a decision to take $7.5 million from shareholders’ pockets if it was in support of a strategy to win back customers, but we will never understand a decision to impose a significant cost on shareholders that is not intended to fix the business. We’ve said it before, but it bears repeating: Aaron’s current management team is out of time.

At the manager’s meeting this week, we understand that John Schuerholz spoke about how to turn around a losing team. It is a sad commentary on the state of Aaron’s when one of its own directors stands before 2,300 of the company’s senior leaders and talks for 30 minutes about turning around a losing team. If Aaron’s is truly as strong as it has ever been—as management has repeatedly asserted—it is odd that Mr. Schuerholz would spend any time discussing turning around a loser and not focus instead on continuing to build a winner. We hope that each of you were present to hear Mr. Schuerholz’s remarks.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management, LLC

Additional Information and Where to Find It

Vintage Capital Management, LLC (“VCM”), collectively with Kahn Capital Management (“KCM”), W. Kenneth Butler, Jr., Matthew E. Avril, Spencer S. Smith, Thomas R. Bernau and Brian R. Kahn, are participants in the solicitation of proxies from shareholders in connection with the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) of Aaron’s, Inc. (the “Company”). VCM intends to file a proxy statement (the “2014 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

VCM, KCM and Mr. Kahn may be deemed to beneficially own 7,277,000 shares of the Company’s common stock, representing approximately 10.1% of the Company’s common stock. None of the other participants owns in excess of 1% of the Company’s common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting. On February 7, 2014, VCM submitted an offer to acquire the Company for $30.50 per share in cash.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, VCM intends to mail the definitive 2014 Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by VCM with respect to the Company with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov) or by writing to Vintage Capital Management, LLC, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

About Vintage Capital Management, LLC

Vintage Capital Management, LLC (“VCM”) is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns. VCM adheres strictly to a capital preservation approach defined by its commitment to control (economic or otherwise); vigilant analysis; structural advantages; and partnership with successful operators well known to VCM.

Contact

Brian R. Kahn

Vintage Capital Management, LLC

(407) 909-8015

bkahn@vintcap.com